UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*



                              ACME ELECTRIC CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                      Shares of Common Stock  - $1.00 Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     004644-10-0
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    APRIL 22, 1999
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 4

          CUSIP NO. 004644-10-0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       894,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              894,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               894,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               17.677%

          14.  TYPE OF REPORTING PERSON*
               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 4

          The cover page for First Carolina Investors, Inc. is hereby amended to read as shown in this Amendment No. 4. Items 3 and 5 are hereby amended as shown in this Amendment No. 4. All other items remain unchanged, and are incorporated herein by reference.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The amount of funds paid for the Shares by First Carolina Investors, Inc. was $328,394 (which includes only the amount of funds paid since the filing of Schedule 13D Amendment No. 3). This amount does not include brokerage commissions.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 894,000 shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          First Carolina Investors,            894,000          17.677%
          Inc.


             (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 5,057,554 Shares (as reported in the Issuer's 10-Q as of January 2, 1999).

          (b) The Reporting Person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          First Carolina   3/8/99         200      4 1/2        Fahnestock & Co
          Investors, Inc.  3/16/99      2,000      4 5/8        Fahnestock & Co
                           3/16/99      2,000      4 9/16       Fahnestock & Co
                           3/22/99      2,000      4 1/4        Fahnestock & Co
                           3/31/99      2,000      4 7/16       Fahnestock & Co
                           4/1/99       2,700      4 1/8        Fahnestock & Co
                           4/5/99       3,300      4 5/16       Fahnestock & Co
                           4/6/99       2,000      4 1/4        Fahnestock & Co
                           4/6/99       4,800      4 3/16       Fahnestock & Co
                           4/13/99        200      4 3/16       Fahnestock & Co
                           4/14/99      5,000      4 3/16       Fahnestock & Co
                           4/21/99      5,000      4 3/8        Fahnestock & Co
                           4/21/99      2,000      4 7/16       Fahnestock & Co
                           4/22/99     30,000      4 3/4        Fahnestock & Co
                           4/23/99      2,000      4 3/4        Fahnestock & Co
                           4/26/99      7,000      4 3/4        Fahnestock & Co


          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 28th day of April, 1999.

          First Carolina Investors, Inc.


          By: s/Brent D. Baird
                Brent D. Baird, Chairman